Securities and Exchange Commission
                              Washington, DC 20549


                                   FORM 12b-25
                           Notification of Late Filing


   [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ] Form N-SAR

                     For the Period Ended: December 31, 1999

PART I - Registrant Information

Spindletop Oil & Gas Co.
(Full Name of Registrant)

9319 LBJ Freeway Suite 205
Dallas, Texas 75243

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

____ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
____ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
____ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative
State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

The Company had a change in control. New management has been reviewing and evaluating all areas of operations. Additionally, the engineering report for the oil and gas reserves was not made available in time to file Form 10-K timely.

PART IV - Other Information

(1) Name and telephone of person to contact in regard to this notification:
         Gary Goodnight             (972) 644-2581

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no
identify report(s)  YES [X]     NO [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     YES [ ]    NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                            Spindletop Oil & Gas Co.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2000                                By: /s Chris Mazzini
                                                        ----------------
                                                           Chris Mazzini
                                                           President